Exhibit 99.2

2Q23 Earnings Release August 10th, 2023 ir.vincipartners.com IR

Vinci Partners Reports Second Quarter 2023 Results

Alessandro Horta, Chief Executive Officer, stated, “Our second quarter 2023 results resonate the growth seen across the platform through the last twelve months. AUM reached R$65 billion, up 9% year-over-year, and our Adjusted Distributable Earningsi totaled R$70 million in the quarter, or R$1.30 per share, an increase of 18% in our cash earnings per share year-over-year. As we enter a new easing cycle for interest rates, momentum is appealing for all our strategies. Vinci is very well positioned to take the most out of the market opportunity and we could not be more excited about the future ahead.”

Dividend

Vinci Partners has declared a quarterly dividend of US$0.20 per share to record holders of common stock at the close of business on August 24, 2023. This dividend will be paid on September 08, 2023.

Second Quarter 2023 Highlights

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009.

Vinci Partners’ business segments include Private Markets (Private Equity, Real Estate, Infrastructure, Special Situations and Credit), Liquid Strategies (Public Equities and Hedge Funds), Investment products and Solutions, Financial Advisory and Retirement Services. As of June 30, 2023, the firm had R$65 billion of assets under management.

Webcast and Earnings Conference Call

Vinci Partners will host a conference call at 5:00pm EST on Thursday, August 10, 2023, to announce its second quarter 2023 results.

To access the webcast please visit the Events & Presentations’ section of the Company's website at:

https://ir.vincipartners.com/news-and-events/events-and-presentations.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at 2Q23 VINP Earnings Dial In to obtain the conference number and access code.

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Nick Lamplough / Kate Thompson / Katie Villany

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)+55 (21) 3114-0779

Segment Earnings

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	∆ YoY (%)	2Q'22 YTD	2Q'23 YTD	∆ YoY (%)
Net revenue from management fees	89,271	95,877	92,769	4%	176,500	188,646	7%
Net revenue from advisory fees	6,659	4,468	14,050	111%	10,333	18,518	79%
Total Fee Related Revenues	95,930	100,345	106,819	11%	186,833	207,164	11%
Segment personnel expenses	(6,233)	(7,164)	(7,577)	22%	(12,782)	(14,741)	15%
Other G&A expenses	(4,178)	(3,458)	(5,036)	21%	(8,681)	(8,494)	(2)%
Corporate center expenses	(21,350)	(22,606)	(22,410)	5%	(40,111)	(45,016)	12%
Bonus compensation related to management and advisory	(17,267)	(18,062)	(21,049)	22%	(34,539)	(39,111)	13%
Total Fee Related Expenses	(49,028)	(51,290)	(56,071)	14%	(96,113)	(107,361)	12%
FEE RELATED EARNINGS (FRE)[i]	46,902	49,055	50,748	8%	90,720	99,803	10%
FRE Margin (%)	48.9%	48.9%	47.5%		48.6%	48.2%
FRE per shareii (R$/share)	0.84	0.90	0.94	11%	1.63	1.83	13%
Net revenue from performance fees	3,839	1,963	10,765	180%	7,011	12,728	82%
Performance based compensation	(1,427)	(733)	(5,368)	276%	(2,459)	(6,101)	148%
PERFORMANCE RELATED EARNINGS (PRE)	2,412	1,230	5,397	124%	4,552	6,627	46%
PRE Margin (%)	62.8%	62.7%	50.1%		64.9%	52.1%
(-) Unrealized performance fees	–	–	–	N/A	(636)	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	225	–	N/A
(+) Realized GP investment income	4,926	5,881	4,179	(15)%	6,971	10,060	44%
SEGMENT DISTRIBUTABLE EARNINGS	54,240	56,166	60,324	11%	101,833	116,490	14%
Segment DE Margin (%)	51.8%	51.9%	49.5%		50.9%	50.7%
(+) Depreciation and amortization	976	1,778	2,028	108%	1,960	3,806	94%
(+) Realized financial income	20,001	20,089	30,183	51%	44,997	50,272	12%
(-) Leasing expenses	(2,400)	(2,631)	(2,517)	5%	(4,872)	(5,148)	6%
(-) Other financial expensesiii	644	(3,900)	(5,540)	N/A	(492)	(9,440)	1,819%
(-) Non-operational expenses	(962)	–	–	N/A	(6,071)	–	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(12,064)	(11,496)	(14,109)	17%	(23,665)	(25,605)	8%
DISTRIBUTABLE EARNINGS (DE)iv	60,435	60,006	70,369	16%	113,690	130,375	15%
DE Margin (%)	48.5%	46.8%	46.3%		46.4%	46.5%
DE per share (R$/share)	1.09	1.10	1.30	19%	2.04	2.40	17%
(+) Non-operational expenses[v] (including Income Tax effect)	635	–	–	N/A	5,072	–	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	61,070	60,006	70,369	15%	118,762	130,375	10%
Adjusted DE Margin (%)	49.0%	46.8%	46.3%		48.4%	46.5%
Adjusted DE per share (R$/share) vi	1.10	1.10	1.30	18%	2.13	2.40	12%

Total Fee-Related Revenuesvii of R$106.8 million for the quarter ended June 30, 2023, compared to R$95.9 million for the quarter ended June 30, 2022, an increase of 11% year-over year. This increase was attributed to a combination of organic and inorganic growth across Private Markets strategies over the last twelve months, as well as stronger advisory fees in the quarter. Fee-related revenues were R$207.2 million for the six months ended June 30, 2023, up 11% when compared to the six months ended June 30, 2022. This growth was driven by higher levels of both management and advisory fees.

Fee Related Earnings (“FRE”) of R$50.7 million (R$0.94/share) for the quarter ended June 30, 2023, up 8% year-over-year on an absolute basis and 11%-year-over-year on an FRE per share basis when compared the quarter ended June 30, 2022. The platform continues to see FRE expansion on a year-over-year basis driven by the growth across Private Markets and a higher contribution from advisory fees in the quarter. FRE of R$99.8 million (R$1.83/share) for the six months ended June 30, 2023, up 10% when compared to the six months ended June 30, 2022, on an absolute basis and 13% on an FRE per share basis. This increase is mainly attributed to the expansion of the Private Markets segment and revenues booked in the Financial Advisory segment in the second quarter.

FRE Marginviii was 47.5% for the quarter ended June 30, 2023, a decrease of 1.4 percentage point when compared to the quarter ended June 30, 2022.

Performance Related Earnings (“PRE”)ix of R$5.4 million for the quarter ended June 30, 2023, compared to R$2.4 million for the quarter ended June 30, 2022, up 124% year-over-year, driven by more favorable market conditions during the 2Q’23. PRE was R$6.6 million for the six months ended June 30, 2023, an increase of 46% when compared to the six months ended June 30, 2022.

Segment Distributable Earningsx of R$60.3 million for the quarter ended June 30, 2023, compared to R$54.2 million for the quarter ended June 30, 2022, up 11% year-over-year. Segment Distributable Earnings were R$116.5 million for the six months ended June 30, 2023, up 14% year-over-year, when compared to the six months ended June 30, 2022.

Adjusted Distributable Earnings (“DE”) of R$70.4 million (R$1.30/share) for the quarter ended June 30, 2023, compared to R$61.1 million for the quarter ended June 30, 2022, up 15% year-over-year on an absolute basis and 18% year-over-year on an Adjusted DE per share basis, boosted by a greater contribution from financial income, advisory and performance fees. Adjusted DE was R$130.4 million (R$2.40/share) for the six months ended June 30, 2023, up 10% when compared to the six months ended June 30, 2022, on an absolute basis and 12% on an Adjusted DE per share basis.

Adjusted DE Marginxi was 46.3% for the quarter ended June 30, 2023, a 2.7 percentage point decrease compared to 49.0% for the quarter ended June 30, 2022. For the six months ended June 30, 2023, Adjusted DE Margin reached 46.5%, a decrease of 1.9 percentage points.

Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	∆ YoY (%)	2Q'22 YTD	2Q'23 YTD	∆ YoY (%)
Net revenue from management fees	47,654	58,432	57,842	21%	94,413	116,274	23%
Net revenue from advisory fees	275	275	275	–	741	549	(26)%
Total Fee Related Revenues	47,929	58,706	58,117	21%	95,154	116,823	23%
Segment personnel expenses	(2,923)	(3,509)	(3,719)	27%	(5,659)	(7,228)	28%
Other G&A expenses	(2,411)	(1,438)	(2,540)	5%	(5,166)	(3,978)	(23)%
Corporate center expenses	(10,827)	(13,018)	(13,205)	22%	(20,381)	(26,223)	29%
Bonus compensation related to management and advisory	(7,426)	(9,111)	(8,817)	19%	(14,733)	(17,928)	22%
Total Fee Related Expenses	(23,587)	(27,076)	(28,281)	20%	(45,939)	(55,357)	21%
FEE RELATED EARNINGS (FRE)	24,342	31,630	29,836	23%	49,215	61,466	25%
FRE Margin (%)	50.8%	53.9%	51.3%		51.7%	52.6%
Net revenue from performance fees	1,719	7	2,528	47%	2,359	2,535	7%
Realized performance fees	1,719	7	2,528	47%	1,723	2,535	47%
Unrealized performance fees	–	–	–	N/A	636	–	N/A
Performance based compensation	(609)	(3)	(1,118)	84%	(835)	(1,121)	34%
PERFORMANCE RELATED EARNINGS (PRE)	1,110	5	1,410	27%	1,524	1,414	(7)%
PRE Margin (%)	64.6%	64.6%	55.8%		64.6%	55.8%
(-) Unrealized performance fees	–	–	–	N/A	(636)	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	225	–	N/A
(+) Realized GP investment income	4,926	5,881	4,179	(15)%	6,971	10,060	44%
SEGMENT DISTRIBUTABLE EARNINGS	30,377	37,516	35,425	17%	57,299	72,940	27%
Segment DE Margin (%)	55.7%	58.1%	56.9%		56.1%	57.5%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	23,998	28,198	29,367	22%	23,998	29,367	22%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	20,722	24,825	26,076	26%	20,722	26,076	26%
AVERAGE MANAGEMENT FEE RATE (%)	0.90%	0.87%	0.85%		0.91%	0.86%

Fee related earnings (FRE) of R$29.8 million for the quarter ended June 30, 2023, up 23% year-over-year, a combination of strong fundraising efforts over the last twelve months and the acquisition of Vinci SPS. In the 1Q’23, management fees received a boost from retroactive fees coming from commitments signed for VCP IV, which did not occur in the 2Q’23. This effect was partially offset by the commitments signed for VICC that started to contribute to management fees in the 2Q’23. FRE was R$61.5 million for the six months ended June 30, 2023, an increase of 25% when compared to the six months ended June 30, 2022.

Segment Distributable Earnings of R$35.4 million for the quarter ended June 30, 2023, up 17% when compared to the quarter ended June 30, 2022. Segment DE was R$72.9 million over the six months ended June 30, 2023, up 27% when compared to the six months ended June 30, 2022, boosted by growth in FRE.

AUM of R$29.4 billion at the end of the second quarter, an increase of 22% year-over-year, driven by strong fundraising across Private Equity, Credit, Infrastructure and the acquisition of Vinci SPS.

Investment Products and Solutions

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	∆ YoY (%)	2Q'22 YTD	2Q'23 YTD	∆ YoY (%)
Net revenue from management fees	21,407	19,152	17,426	(19)%	41,304	36,579	(11)%
Net revenue from advisory fees	7	7	8	11%	14	15	9%
Total Fee Related Revenues	21,414	19,160	17,434	(19)%	41,317	36,594	(11)%
Segment personnel expenses	(1,078)	(1,154)	(1,575)	46%	(2,905)	(2,729)	(6)%
Other G&A expenses	(450)	(862)	(580)	29%	(1,050)	(1,442)	37%
Corporate center expenses	(4,864)	(4,267)	(3,978)	(18)%	(8,929)	(8,245)	(8)%
Bonus compensation related to management and advisory	(3,557)	(3,859)	(3,551)	(0)%	(7,712)	(7,410)	(4)%
Total Fee Related Expenses	(9,948)	(10,142)	(9,684)	(3)%	(20,596)	(19,827)	(4)%
FEE RELATED EARNINGS (FRE)	11,466	9,017	7,750	(32)%	20,721	16,767	(19)%
FRE Margin (%)	53.5%	47.1%	44.4%		50.2%	45.8%
Net revenue from performance fees	820	790	1,490	82%	1,028	2,279	122%
Realized performance fees	820	790	1,490	82%	1,028	2,279	122%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(360)	(316)	(745)	107%	(444)	(1,061)	139%
PERFORMANCE RELATED EARNINGS (PRE)	460	474	745	62%	584	1,219	109%
PRE Margin (%)	56.1%	60.0%	50.0%		56.8%	53.5%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	11,926	9,491	8,495	(29)%	21,305	17,986	(16)%
Segment DE Margin (%)	53.6%	47.6%	44.9%		50.3%	46.3%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	25,659	24,216	24,041	(6)%	25,659	24,041	(6)%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	25,545	24,050	23,940	(6)%	25,545	23,940	(6)%
AVERAGE MANAGEMENT FEE RATE (%)	0.38%	0.35%	0.32%		0.38%	0.33%

Fee related earnings (FRE) of R$7.8 million for the quarter ended June 30, 2023, down 32% year-over-year, a consequence of the shift in fundraising mix within the IP&S segment. Even though AUM remained stable year-over-year, the segment has been fundraising more significantly across the Separate Mandates strategy, which carries lower fees, contributing to the decrease in the average management fee rate. FRE was R$16.8 million over the six months ended June 30, 2023, a decrease of 19% when compared to the six months ended June 30, 2022.

Performance related earnings (PRE) of R$0.7 million for the quarter ended June 30, 2023, up 62% year-over-year. PRE over the six months ended June 30, 2023, was R$1.2 million, an increase of 109% when compared to the six months ended June 30, 2022.

Segment Distributable Earnings of R$8.5 million for the quarter ended June 30, 2023, down 29% year-over-year. Segment DE was R$18.0 million over the six months ended June 30, 2023, a decrease of 16% when compared to the six months ended June 30, 2022, that posted higher contribution from FRE.

AUM of R$24.0 billion, down 6% year-over-year.

Liquid Strategies

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	∆ YoY (%)	2Q'22 YTD	2Q'23 YTD	∆ YoY (%)
Net revenue from management fees	20,210	18,293	17,492	(13)%	40,783	35,784	(12)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	20,210	18,293	17,492	(13)%	40,783	35,784	(12)%
Segment personnel expenses	(1,394)	(1,608)	(1,328)	(5)%	(2,778)	(2,936)	6%
Other G&A expenses	(780)	(710)	(861)	10%	(1,456)	(1,571)	8%
Corporate center expenses	(4,592)	(4,075)	(3,993)	(13)%	(8,795)	(8,069)	(8)%
Bonus compensation related to management and advisory	(3,922)	(3,471)	(3,244)	(17)%	(7,871)	(6,714)	(15)%
Total Fee Related Expenses	(10,688)	(9,864)	(9,426)	(12)%	(20,900)	(19,290)	(8)%
FEE RELATED EARNINGS (FRE)	9,522	8,429	8,066	(15)%	19,883	16,494	(17)%
FRE Margin (%)	47.1%	46.1%	46.1%		48.8%	46.1%
Net revenue from performance fees	1,300	1,166	6,747	419%	3,625	7,913	118%
Realized performance fees	1,300	1,166	6,747	419%	3,625	7,913	118%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(459)	(415)	(3,505)	664%	(1,181)	(3,920)	232%
PERFORMANCE RELATED EARNINGS (PRE)	841	752	3,242	285%	2,444	3,994	63%
PRE Margin (%)	64.7%	64.5%	48.0%		67.4%	50.5%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	10,363	9,180	11,308	9%	22,327	20,488	(8)%
Segment DE Margin (%)	48.2%	47.2%	46.7%		50.3%	46.9%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	9,845	9,818	11,472	17%	9,845	11,472	17%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	9,708	9,614	11,278	16%	9,708	11,278	16%
AVERAGE MANAGEMENT FEE RATE (%)	0.78%	0.78%	0.70%		0.76%	0.74%

Fee related earnings (FRE) of R$8.1 million for the quarter ended June 30, 2023, down 15% year-over-year. This decrease can be attributed to a shift in the fee mix, as the macroeconomic landscape has been conductive to the expansion of Exclusive Mandates strategy, which carries lower fees. FRE was R$16.5 million over the six months ended June 30, 2023, a decrease of 17% when compared to the six months ended June 30, 2022.

Performance related earnings (PRE) of R$3.2 million for the quarter ended June 30, 2023, up 285% year-over-year. PRE was R$4.0 million over the six months ended June 30, 2023, an increase of 63% when compared to the six months ended June 30, 2022.

Segment Distributable Earnings of R$11.3 million for the quarter ended June 30, 2023, up 9% year-over-year, following higher contributions from performance fees. Segment DE was R$20.5 million over the six months ended June 30, 2023, a decrease of 8% when compared to the six months ended June 30, 2022, as consequence of reduction in contributions from FRE.

AUM was R$11.5 billion at the end of the second quarter, up 17% year-over-year. This growth was driven by favorable mark-to-market effects, which were concentrated in the latter part of the quarter. As a result, revenues are expected to benefit from the increased AUM throughout the next quarter.

Financial Advisory

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	∆ YoY (%)	2Q'22 YTD	2Q'23 YTD	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	6,378	4,186	13,768	116%	9,578	17,954	87%
Total Fee Related Revenues	6,378	4,186	13,768	116%	9,578	17,954	87%
Segment personnel expenses	(530)	(471)	(525)	(1)%	(1,035)	(996)	(4)%
Other G&A expenses	(165)	(74)	(241)	46%	(374)	(315)	(16)%
Corporate center expenses	(1,067)	(1,130)	(1,120)	5%	(2,006)	(2,251)	12%
Bonus compensation related to management and advisory	(1,350)	(1,023)	(4,735)	251%	(2,208)	(5,758)	161%
Total Fee Related Expenses	(3,112)	(2,698)	(6,622)	113%	(5,623)	(9,320)	66%
FEE RELATED EARNINGS (FRE)	3,265	1,487	7,146	119%	3,956	8,634	118%
FRE Margin (%)	51.2%	35.5%	51.9%		41.3%	48.1%
SEGMENT DISTRIBUTABLE EARNINGS	3,265	1,487	7,146	119%	3,956	8,634	118%
Segment DE Margin (%)	51.2%	35.5%	51.9%		41.3%	48.1%

Fee related earnings (FRE) of R$7.1 million for the quarter ended June 30, 2023, up 119% year-over-year. FRE was R$8.6 million over the six months ended June 30, 2023, an increase of 118% when compared to the six months ended June 30, 2022.

Segment Distributable Earnings over the six months ended June 30, 2023, were R$8.6 million, an increase of 118% year-over-year when compared to the six months ended June 30, 2022.

Retirement Services

(R$ thousands, unless mentioned)/	2Q'22	1Q'23	2Q'23	∆ YoY (%)	2Q'22 YTD	2Q'23 YTD	∆ YoY (%)
Net revenue from management fees	–	0	9	N/A	–	9	N/A
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	–	0	9	N/A	–	9	N/A
Segment personnel expenses	(308)	(422)	(429)	39%	(405)	(851)	110%
Other G&A expenses	(372)	(374)	(814)	119%	(635)	(1,188)	87%
Corporate center expenses	–	(115)	(112)	N/A	–	(227)	N/A
Bonus compensation related to management and advisory	(1,012)	(598)	(703)	(31)%	(2,014)	(1,300)	(35)%
Total Fee Related Expenses	(1,692)	(1,509)	(2,058)	22%	(3,054)	(3,566)	17%
FEE RELATED EARNINGS (FRE)	(1,692)	(1,509)	(2,049)	21%	(3,054)	(3,558)	16%
FRE Margin (%)	N/A	N/A	N/A		N/A	N/A
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	(1,692)	(1,509)	(2,049)	21%	(3,054)	(3,558)	16%
Segment DE Margin (%)	N/A	N/A	N/A		N/A	N/A

ASSETS UNDER MANAGEMENT (AUM R$millions)	–	–	15	N/A	–	15	N/A

Fee Related Earnings (FRE) of negative R$2.0 million for the quarter ended June 30, 2023. FRE was negative R$3.6 million to the six months ended June 30, 2023.

VRS started to contribute to AUM numbers and management fee revenues this quarter.

Income Statement

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	∆ YoY (%)	2Q'22 YTD	2Q'23 YTD	∆ YoY (%)
REVENUES
Net revenue from management fees	89,271	95,877	92,769	4%	176,500	188,646	7%
Net revenue from performance fees	3,839	1,963	10,765	180%	7,011	12,728	82%
Realized performance fees	3,839	1,963	10,765	180%	6,375	12,728	100%
Unrealized performance fees	–	–	–	N/A	636	–	N/A
Net revenue from advisory	6,659	4,468	14,050	111%	10,333	18,518	79%
Total net revenues from services rendered	99,769	102,308	117,584	18%	193,844	219,892	13%
EXPENSES
Bonus related to management and advisory	(17,267)	(18,062)	(21,049)	22%	(34,539)	(39,111)	13%
Performance based compensation	(1,427)	(733)	(5,368)	276%	(2,459)	(6,101)	148%
Realized	(1,427)	(733)	(5,368)	276%	(2,234)	(6,101)	173%
Unrealized	–	–	–	N/A	(225)	–	N/A
Total compensation and benefitsxii	(18,694)	(18,795)	(26,417)	41%	(36,997)	(45,212)	22%
Segment personnel expenses	(6,233)	(7,164)	(7,577)	22%	(12,782)	(14,741)	15%
Other general and administrative expenses	(4,178)	(3,458)	(5,036)	21%	(8,681)	(8,494)	(2)%
Corporate center expenses	(21,350)	(22,606)	(22,410)	5%	(40,111)	(45,016)	12%
Total expenses	(50,455)	(52,023)	(61,439)	22%	(98,571)	(113,462)	15%
Operating profit	49,314	50,285	56,145	14%	95,273	106,430	12%
OTHER ITEMS
GP Investment income	(7,211)	(20,200)	34,651	N/A	(11,380)	14,451	N/A
Realized gain from GP investment income	4,926	5,881	4,179	(15)%	6,971	10,060	44%
Unrealized gain from GP investment income	(12,137)	(26,081)	30,472	N/A	(18,351)	4,391	N/A
Financial income	21,193	20,089	30,183	42%	45,901	50,272	10%
Realized gain from financial income	20,001	20,089	30,183	51%	44,997	50,272	12%
Unrealized gain from financial income	1,192	–	–	N/A	904	–	N/A
Leasing expenses	(2,400)	(2,631)	(2,517)	5%	(4,872)	(5,148)	6%
Other itemsxiii	644	151	(11,573)	N/A	(492)	(11,422)	2,222%
Share Based Plan	(2,468)	(2,107)	(3,493)	42%	(3,204)	(5,600)	75%
Non-operational expenses	(962)	–	–	N/A	(6,071)	–	N/A
Total Other Items	8,796	(4,698)	47,251	437%	19,882	42,553	114%
Profit before income taxes	58,109	45,587	103,396	78%	115,154	148,983	29%
(-) Income taxes	(11,711)	(12,881)	(11,844)	1%	(23,450)	(24,725)	5%
NET INCOME	46,398	32,706	91,552	97%	91,704	124,258	35%
(+) Non-operational expenses including income tax related to realized expense	635	–	–	N/A	5,072	–	N/A
(-) Contingent consideration adjustment related to acquisitionsxiv	–	(2,674)	4,804		–	2,130
ADJUSTED NET INCOME	47,033	30,032	96,356	105%	96,775	126,388	31%

Total net revenues from services rendered of R$117.6 million for the quarter ended June 30, 2023, up 18% year-over-year, driven by a combination of organic and inorganic expansion of Private Markets segment, higher performance and advisory fees. Net revenues for the six months ended June 30, 2023, were R$219.9 million, representing a 13% increase when compared to the six months ended June 30, 2022.

•	Management fee revenues of R$92.8 million for the quarter ended June 30, 2023, up 4% year-over-year, a result from the fundraising cycle across Private Markets funds and the acquisition of Vinci SPS.

•	Performance fee revenues of R$10.8 million for the quarter ended June 30, 2023, compared to R$3.8 million for the quarter ended June 30, 2022, an increase of 180% year-over-year. The local market experienced favorable conditions during the 2Q’23, driving the performance of our funds with exposure to liquid assets. Performance fee revenues of R$12.7 for the six months ended June 30, 2023, an increase of 100% when compared to the six months ended June 30, 2022.

•	Advisory fee revenues of R$14.1 million for the quarter ended June 30, 2023, compared to R$6.7 million for the quarter ended June 30, 2022, an increase of 111% year-over-year, a result of revenues booked in the Financial Advisory segment in the 2Q’23. Advisory revenues for the six months ended June 30, 2023, were R$18.5 million, up 79% when compared to the six months ended June 30, 2022.

Total expenses for the quarter ended June 30, 2023, of R$61.4 million, compared to R$50.5 million for the quarter ended June 30, 2022, an increase of 22% year-over-year. Disregarding bonus compensation, total expenses totaled R$35.0 million, up 10% year-over-year. This increase was primarily driven by the incorporation of Vinci SPS, as our internal efforts to control costs effectively mitigated the inflationary pressure on fixed expenses. Total expenses for the six months ended June 30, 2023, were R$113.5 million, up 15% when compared to the six months ended June 30, 2022.

•	Bonus related to management and advisory fees of R$21.0 million for the quarter ended June 30, 2023, compared to R$17.3 million for the quarter ended June 30, 2022, an increase of 22% year-over-year. Bonus related to management and advisory was R$39.1 million for the six months ended June 30, 2023, up 13% year-over-year, when compared to the six months ended June 30, 2022.

•	Performance based compensation of R$5.4 million for the quarter ended June 30, 2023, compared to R$1.4 million for the quarter ended June 30, 2022, an increase of 276% year-over-year. Performance based compensation for the six months ended June 30, 2023, was R$6.1 million, an increase of 148% when compared to the six months ended June 30, 2022.

•	Segment personnel expensesxv of R$7.6 million for the quarter ended June 30, 2023, compared to R$6.2 million for the quarter ended June 30, 2022, an increase of 22% year-over-year, primarily driven by the incorporation of Vinci SPS. Segment personnel expenses for the six months ended June 30, 2023, was R$14.7 million, up 15% when compared to the six months ended June 30, 2022.

•	Corporate center expensesxvi of R$22.4 million for the quarter ended June 30, 2023, compared to R$21.4 million for the quarter ended June 30, 2022, an increase of 5% year-over-year. Corporate center expenses for the six months ended June 30, 2023, were R$45.0 million, up 12% year-over-year, when compared to the six months ended June 30, 2022.

•	Other general and administrative expensesxvii of R$5.0 million for the quarter ended June 30, 2023, compared to R$4.2 million for the quarter ended June 30, 2022, an increase of 21% year-over-year. Other G&A expenses for the six months ended June 30, 2023, were R$8.5 million, down 2% when compared to the six months ended June 30, 2022.

Operating Profit of R$56.1 million for the quarter ended June 30, 2023, compared to R$49.3 million for the quarter ended June 30, 2022, an increase of 14% year-over-year. Operating profit for the six months ended June 30, 2023, was R$106.4 million, up 12% when compared to the six months ended June 30, 2022.

GP Investment incomexviii, a result of the company’s GP investments in its proprietary private market funds, was R$34.7 million for the quarter ended June 30, 2023, compared to negative R$7.2 million for the quarter ended June 30, 2022, following the strong mark-to-market appreciation in local REITs during the current quarter. GP Investment income for the six months ended June 30, 2023, was R$14.5 million compared to negative R$11.4 million for the six months ended June 30, 2022.

Financial Incomexix of R$30.2 million for the quarter ended June 30, 2023, up 42% when compared to R$21.2 million for the quarter ended June 30, 2022, a result of financial gains from the company’s cash position, primarily allocated to funds exposed to federal fixed-income bonds. Financial income for the six months ended June 30, 2023, was R$50.3 million, up 10% when compared to the six months ended June 30, 2022.

Leasing Expensesxx of R$2.5 million for the quarter ended June 30, 2023, compared to R$2.4 million for the quarter ended June 30, 2022, up 5% year-over-year.

Other Items of negative R$11.6 million for the quarter ended June 30, 2023. Other items comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to acquisitions.

Share Based Plan expensesxxi of R$3.5 million for the quarter ended June 30, 2023. In the six months ended June 30, 2023, share based plan expenses accounted for R$5.6 million.

Profit before income taxes of R$103.4 million for the quarter ended June 30, 2023, compared to R$58.1 million for the quarter ended June 30, 2022, an increase of 78% year-over-year. Profit before income taxes for the six months ended June 30, 2023, was R$149.0 million, an increase of 29% when compared to the six months ended June 30, 2022.

Income Taxesxxii of R$11.8 million for the quarter ended June 30, 2023, which represented an effective tax rate for the quarter of 11%, compared to R$11.7 million for the quarter ended June 30, 2022, which represented an effective tax rate of 20%, representing a decrease of 8.7 percentage points year-over-year, a consequence of our strong financial result this quarter, backed by the mark-to-market appreciation effect across our balance sheet’s position in Listed REITs and financial gains from our liquid’s portfolio.

Contingent consideration adjustment related to acquisitions, after tax, of R$4.8 million for the quarter ended June 30, 2023. Contingent consideration adjustment related to Vinci SPS’ acquisition reflects the change in earn out’s fair value to be paid in 2027.

Adjusted Net Income of R$96.4 million for the quarter ended June 30, 2023, compared to R$47.0 million for the quarter ended June 30, 2022, an increase of 105% year-over-year. Adjusted Net Income was R$126.4 million for the six months ended June 30, 2023, up 31% when compared to the six months ended June 30, 2022.

Supplement Details

Assets Under Management (AUM)xxiii Rollforward – R$ millions

For the Three Months Ended June 30, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	13,587	7,095	24,216	2,361	5,137	4,964	2,723	–	2,149	62,232
(+/-) Capital Subscription / (capital return)	(27)	–	28	(21)	(108)	(33)	–	–	(98)	(260)
(+) Capital Subscription	34	–	28	–	–	–	–	–	–	62
(-) Capital Return	(61)	–	–	(21)	(108)	(33)	–	–	(98)	(321)
(+) Acquisitions	–	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	204	(884)	–	(4)	203	(36)	15	–	(502)
(+/-) Appreciation / (depreciation)	(50)	1,372	682	91	984	175	113	0	58	3,425
Ending Balance	13,511	8,672	24,041	2,431	6,008	5,308	2,800	15	2,108	64,895

For the Twelve months Ended June 30, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	13,013	7,064	25,659	1,460	5,208	4,318	2,781	–	–	59,502
(+/-) Capital Subscription / (capital return)	587	–	55	867	(140)	453	–	–	(184)	1,639
(+) Capital Subscription	777	–	55	944	284	699	–	–	47	2,806
(-) Capital Return	(190)	–	(0)	(77)	(423)	(246)	–	–	(231)	(1,167)
(+) Acquisitions	–	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	191	(3,081)	–	(154)	263	(409)	15	–	(3,175)
(+/-) Appreciation / (depreciation)	(89)	1,417	1,408	105	1,095	275	428	0	237	4,875
Ending Balance	13,511	8,672	24,041	2,431	6,008	5,308	2,800	15	2,108	64,895

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended June 30, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	10,262	7,040	24,048	2,313	5,137	4,964	2,574	–	2,149	58,487
(+/-) Capital Subscription / (capital return)	(27)	–	28	(21)	(108)	(33)	–	–	(98)	(260)
(+) Capital Subscription	34	–	28	–	–	–	–	–	–	62
(-) Capital Return	(61)	–	–	(21)	(108)	(33)	–	–	(98)	(321)
(+) Acquisitions	–	–	–	–	–	–	–		–	–
(+/-) Net Inflow / (outflow)	–	204	(826)	–	(4)	203	(26)	15	–	(434)
(+/-) Appreciation / (depreciation)	33	1,379	690	91	984	175	108	0	58	3,517
Ending Balance	10,268	8,623	23,940	2,383	6,008	5,308	2,655	15	2,108	61,310

For the Twelve months Ended June 30, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	VRS	Vinci SPS	Total
Beginning balance	9,797	7,002	25,545	1,399	5,208	4,318	2,706	–	–	55,975
(+/-) Capital Subscription / (capital return)	587	–	55	873	(140)	453	–	–	(184)	1,645
(+) Capital Subscription	765	–	55	944	284	678	–	–	47	2,772
(-) Capital Return	(178)	–	(0)	(71)	(423)	(225)	–	–	(231)	(1,128)
(+) Acquisitions	–	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	199	(3,025)	–	(154)	263	(463)	15	–	(3,167)
(+/-) Appreciation / (depreciation)	(116)	1,423	1,365	111	1,095	275	413	0	237	4,801
Ending Balance	10,268	8,623	23,940	2,383	6,008	5,308	2,655	15	2,108	61,310

Accrued Performance Fees – Private Market Funds

(R$ mm)	1Q’23	Unrealized Performance Fees	Realized Distributions	2Q’23
Private Equity	137.5	26.2	-	163.7
Infrastructure	17.6	(0.7)	-	16.9
Real Estate	0.1	(0.1)	-	-
Total	155.2	25.4	-	180.6

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement.

The fund FIP Infra Transmissão in Infrastructure had R$15.5 million as of the end of the second quarter of 2023 booked as unrealized performance fees in the company´s balance sheet.

Accrued performance fees shown for Private Equity funds of R$163.7 million and for others Infrastructure funds of R$1.4 million as of the end of the second quarter of 2023 have not been booked as unrealized performance fees in the company´s balance sheet.

Investment Records – IP&S, Liquid Strategies, Credit and Listed REIT

Fund	Segment	NAVxxiv (R$ millions)	2Q23	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	304.0	3.9%	7.3%	13.9%	22.8%	CDIxxv	CDI
Atlas Strategyxxvi	Hedge Funds	384.8	3.9%	5.1%	8.5%	8.9%	CDI	CDI
Vinci Total Return	Hedge Funds	241.7	19.1%	16.0%	25.4%	12.3%	IPCAxxvii+ Yield IMA-Bxxviii	IPCA + Yield IMA-B
Mosaico Strategyxxix	Public Equities	896.1	19.3%	11.4%	16.6%	(12.1)%	IBOVxxx	IBOV
Vinci Gas Dividendos FIA	Public Equities	506.7	15.0%	7.3%	18.0%	(0.3)%	IBOV	IBOV
Vinci Valorem FIM	IP&S	1,734.1	3.6%	7.9%	10.4%	21.2%	IMA-B 5	IMA-B 5
Equilibrio Strategyxxxi	IP&S	2,787.6	3.7%	7.4%	9.9%	19.0%	IPCA	-
Vinci Retorno Real FIM	IP&S	219.4	5.1%	10.5%	12.7%	26.2%	IMA-B	IMA-B
Vinci Crédito Imobiliário I	Credit	110.9	2.1%	5.8%	10.1%	18.7%	IPCA	IPCA + 7.785%
Vinci Crédito Imobiliário II	Credit	841.6	6.6%	11.0%	13.9%	23.0%	IPCA	IPCA + 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	124.3	3.6%	5.3%	13.0%	25.4%	CDI	CDI
Vinci Energia Sustentável	Credit	605.5	6.1%	8.4%	8.9%	17.6%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	344.4	5.8%	4.5%	8.1%	22.1%	CDI	IPCA + 5%
VISC11	Real Estate (listed REIT)	2,209.5	20.1%	18.0%	29.3%	31.7%	IFIXxxxii	IPCA + 6%
VILG11	Real Estate (listed REIT)	1,654.2	28.0%	15.8%	26.4%	19.7%	IFIX	IPCA + 6%
VINO11	Real Estate (listed REIT)	772.9	21.8%	3.1%	16.1%	(4.3)%	IFIX	IPCA + 6%
VIFI11	Real Estate / Credit (listed REIT)	64.8	23.6%	22.3%	29.6%	17.5%	IFIX	IFIX
VIUR11	Real Estate (listed REIT)	223.9	42.1%	12.5%	31.5%	14.9%	IFIX	IPCA + 6%
VCRI11	Real Estate / Credit (listed REIT)	153.1	9.6%	4.1%	8.6%	5.1%	IFIX	IPCA + Xxxxiii%
VICA11	Real Estate / Credit (REIT)	374.5	0.0%	(0.3)%	1.3%	1.3%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	59.3	12.7%	12.6%	14.9%	26.8%	IFIX	IFIX
VIGT11	Infrastructure (listed)	656.0	16.4%	15.9%	25.3%	20.2%	-	-

Benchmark	2Q23	YTD	12 M	24 M
IBOV	15.9%	7.6%	19.8%	(6.9)%
CDI	3.1%	6.5%	13.5%	23.4%
IMA-B 5	2.5%	7.0%	10.2%	21.3%
IPCA + Yield IMA-B	2.5%	6.2%	10.1%	29.5%
IPCA	0.8%	2.9%	3.2%	15.4%
IFIX	14.3%	10.1%	12.9%	14.5%

Investment Records – Closed End Private Markets fundsxxxiv

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxxv (BRL)	Gross MOIC (USD)	Gross IRRxxxvi (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	134	5,199	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,880	2,044	2,146	4,190	2.2x	1.1x	11.3%	1.6%
VCP III	Private Equity	2018	4,000	2,182	34	3,803	3,837	1.7x	1.6x	35.4%	28.0%
VCP IV	Private Equity	2022	1,263	–	–	–	–	–	–	–	–
VCP Strategyxxxvii	Private Equity		8,878	5,268	7,143	6,083	13,226	2.5x	2.2x	64.7%	70.2%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	93	144	237	1.8x	1.5x	20.3%	12.7%
VIR IV	Private Equity	2020	1,000	314	151	273	424	1.4x	1.4x	30.2%	36.2%
VIR Strategyxxxviii	Private Equity		1,276	461	270	417	687	1.5x	1.5x	22.7%	28.4%
SPS I	Vinci SPS	2018	128	178	173	129	302	1.7x	1.4x	25.7%	19.6%
SPS II	Vinci SPS	2020	671	1,003	599	838	1,436	1.4x	1.4x	27.6%	32.3%
SPS III	Vinci SPS	2021	1,070	447	83	468	550	1.2x	1.4x	31.1%	44.4%
SPS Strategyxxxix	Vinci SPS		1,869	1,628	855	1,434	2,289	1.4x	1.4x	27.6%	29.9%
FIP Transmissãoxl	Infrastructure	2017	211	104	255	119	374	3.6x	2.7x	60.7%	45.1%
VIASxli	Infrastructure	2021	386	350	–	409	409	1.2x	1.2x	27.9%	29.1%
VICCxlii	Infrastructure	2023	944	–	–	–	–	–	–	–	–
VFDLxliii	Real Estate	2021	422	146	4	169	173	1.2x	1.3x	18.7%	27.5%
Vinci Credit Infraxliv	Credit	2022	1,400	153	–	167	167	1.1x	1.1x	NM	NM

Shareholder Dividends

($ in thousands)	1H21	3Q'21	4Q'21	1Q’22	2Q’22	3Q'22	4Q’22	1Q’23	2Q'23
Distributable Earnings (R$)	101,976	61,743	68,515	53,255	60,435	72,842	55,792	60,006	70,369
Distributable Earnings (US$)xlv	19,397	11,377	13,637	10,615	11,795	14,281	10,618	11,994	14,290
DE per Common Share (US$)xlvi	0.34	0.20	0.24	0.19	0.21	0.26	0.19	0.22	0.26
Actual Dividend per Common Sharexlvii	0.30	0.16	0.20	0.17	0.17	0.20	0.17	0.16	0.20
Record Date	Sep 01, 2021	Dec 01, 2021	Mar 10, 2022	May 24, 2022	Aug 25, 2022	Nov 23, 2022	Mar 01, 2023	May 25, 2023	Aug 24, 2023
Payable Date	Sep 16, 2021	Dec 16, 2021	Mar 24, 2022	Jun 08, 2022	Sep 09,2022	Dec 08, 2022	Mar 15, 2023	Jun 09, 2023	Sep 08, 2023

Vinci Partners generated R$1.30 or US$0.26 of Distributable Earnings per common share for the second quarter of 2023. The company declared a quarterly dividend of US$0.20 per common share to record holders as of August 24, 2023; payable on September 08, 2023.

Share Summary

VINP Shares	1Q'21	2Q'21	3Q'21	4Q'21	1Q’22	2Q'22	3Q'22	4Q'22	1Q'23	2Q'23
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Axlviii	42,447,349	42,270,694	42,097,179	41,689,338	41,363,077	41,112,717	40,892,619	40,614,497	40,247,461	39,730,720
Common Shares Outstanding	56,913,588	56,736,933	56,563,418	56,155,577	55,829,316	55,578,956	55,358,858	55,080,736	54,713,700	54,196,959

Common Shares Outstanding as of quarter end of 54,196,959 shares.

•	Repurchased 558,349 common shares in the quarter, with an average share price of US$8.7.

•	Repurchased 2,758,237 common shares since the announcement of the first share repurchase plan, with an average share price of US$10.9.

•	The second share repurchase plan was replaced by a new share repurchase plan initiated on February 14th, 2023, limited to R$60 million.

•	Available authorization remaining was R$47.8 million on June 30, 2023.

GP Commitment in Vinci Partners funds

(R$ millions, unless mentioned) Fund	Segment	2Q23 Commitments	Total Capital Committed	2Q23 Capital Called	Total Capital Called	Capital Returned/ Dividends Paid (2Q23)	Accumulated Capital Returned/ Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	0.0	3.1	–	1.6	2.6
VCP III	Private Equity	–	3.1	0.2	2.8	–	–	3.8
VIR IV	Private Equity	–	11.1	0.8	4.7	0.7	1.7	3.6
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)[l]	Infrastructure	–	29.5	–	8.9	–	20.9	10.2
FIP Infra Transmissãoli	Infrastructure	–	10.5	–	3.4	–	6.6	2.9
VIAS	Infrastructure	–	50.0	–	27.8	–	–	33.9
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	5.0	11.3	–	–	10.6
VICC	Infrastructure	–	100.0	–	–	–	–	–
VFDL	Real Estate	–	70.0	10.6	33.3	–	–	36.6
VIUR	Real Estate	–	67.3	–	67.3	1.5	11.9	56.4
VINO	Real Estate	–	50.0	–	50.0	0.8	5.1	42.6
Vinci FOF Imobiliário	Real Estate	–	16.9	–	16.9	–	0.5	20.7
VCS (VCRI)	Real Estate / Credit	–	80.0	–	80.0	2.8	14.3	72.7
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate / Credit	–	23.0	–	23.0	0.8	2.6	22.8
Vinci Crédito Infra Institucional	Credit	–	100.0	–	7.7	–	–	8.4
VSP FIM	IP&S	–	50.0	1.2	8.8	–	–	10.1
Vinci PIPE FIA	Public Equities	–	25.0	–	25.0	–	–	24.3
Total		–	1,067.8	17.9	374.1	6.6	65.2	362.2

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'22	1Q'23	2Q'23	2Q'22 YTD	2Q'23 YTD

OPERATING PROFIT	49,314	50,285	56,145	95,273	106,430
(-) Net revenue from realized performance fees	(3,839)	(1,963)	(10,765)	(6,375)	(12,728)
(-) Net revenue from unrealized performance fees	–	–	–	(636)	–
(+) Compensation allocated in relation to performance fees	1,427	733	5,368	2,459	6,101
FEE RELATED EARNINGS (FRE)	46,902	49,055	50,748	90,720	99,803

OPERATING PROFIT	49,314	50,285	56,145	95,273	106,430
(-) Net revenue from management fees	(89,271)	(95,877)	(92,769)	(176,500)	(188,646)
(-) Net revenue from advisory	(6,659)	(4,468)	(14,050)	(10,333)	(18,518)
(+) Bonus related to management and advisory	17,267	18,062	21,049	34,539	39,111
(+) Personnel expenses	6,233	7,164	7,577	12,782	14,741
(+) Other general and administrative expenses	4,178	3,458	5,036	8,681	8,494
(+) Corporate center expenses	21,350	22,606	22,410	40,111	45,016
PERFORMANCE RELATED EARNINGS (PRE)	2,412	1,230	5,397	4,552	6,627

OPERATING PROFIT	49,314	50,285	56,145	95,273	106,430
(-) Net revenue from unrealized performance fees	–	–	–	(636)	–
(+) Compensation allocated in relation to unrealized performance fees	–	–	–	225	–
(+) Realized gain from GP investment income	4,926	5,881	4,179	6,971	10,060
SEGMENT DISTRIBUTABLE EARNINGS	54,240	56,166	60,324	101,833	116,490

NET INCOME	46,398	32,706	91,552	91,704	124,258
(-) Net revenue from unrealized performance fees	–	–	–	(636)	–
(+) Income tax from unrealized performance fees	–	–	–	73	–
(+) Compensation allocated in relation to unrealized performance fees	–	–	–	225	–
(-) Unrealized gain from GP investment income	12,137	26,081	(30,472)	18,351	(4,391)
(+) Income tax on unrealized gain from GP investment income	(55)	–	10	(55)	10
(-) Unrealized gain from financial income	(1,192)	–	(0)	(904)	(0)
(+) Income tax on unrealized gain from financial income	(65)	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss), after-tax	–	(2,674)	4,804	–	2,130
(+) Depreciation and amortization³	976	1,778	2,028	1,960	3,806
(+) Share Based Plan	2,468	2,107	2,248	3,204	4,355
(-) Income Taxes on Share Based Plan	(233)	8	199	(233)	207
(+) Non-operational expenses including income tax related to realized expense	635	–	–	5,072	–
ADJUSTED DISTRIBUTABLE EARNINGS	61,070	60,006	70,369	118,762	130,375

TOTAL NET REVENUE FROM SERVICES RENDERED	99,769	102,308	117,584	193,844	219,892
(-) Net revenue from realized performance fees	(3,839)	(1,963)	(10,765)	(6,375)	(12,728)
(-) Net revenue from unrealized performance fees	–	–	–	(636)	–
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	95,930	100,345	106,819	186,833	207,164

Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	2Q'22	2Q'23	2Q'22 YTD	2Q'23 YTD
Profit (loss) before income taxes	58,109	103,396	115,154	148,983
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	(19,757)	(35,154)	(39,152)	(50,654)
Reconciliation adjustments:
Expenses not deductible	(9)	(2)	(27)	(64)
Tax benefits	30	7	65	42
Share based payments	(70)	(224)	(156)	(253)
Effect of presumed profit of subsidiaries¹ and offshore subsidiarieslii	7,951	23,410	15,665	26,072
Other additions (exclusions), net	144	119	155	132
Income taxes expenses	(11,711)	(11,844)	(23,450)	(24,725)
Current	(12,886)	(14,605)	(25,557)	(27,122)
Deferred	1,175	2,761	2,107	2,397
Effective tax rate	20%	11%	20%	17%

Balance Sheet Results

Assets	3/31/2023	6/30/2023
Current assets
Cash and cash equivalents	101,202	153,992
Cash and bank deposits	22,928	31,403
Financial instruments at fair value through profit or loss	78,274	122,589
Financial instruments at fair value through profit or loss	1,177,357	1,182,812
Trade receivables	60,352	66,312
Sub-leases receivable	1,587	3,909
Taxes recoverable	1,766	1,921
Other assets	20,150	14,505
Total current assets	1,362,414	1,423,451

Non-current assets
Financial instruments at fair value through profit or loss	6,181	6,423
Trade receivables	17,116	16,904
Sub-leases receivable	1,080	3,149
Taxes recoverable	3,497	294
Deferred taxes	10,257	10,721
Other receivables	947	928
	39,078	38,419

Property and equipment	11,728	12,980
Right of use - Leases	67,165	60,054
Intangible assets	191,777	193,956
Total non-current assets	309,748	305,409

TOTAL	1,672,162	1,728,860

Liabilities and equity	3/31/2023	6/30/2023
Current liabilities
Trade payables	521	438
Deferred Revenue	17,219	–
Leases	24,381	24,381
Accounts payable	6,201	7,338
Labor and social security obligations	25,228	52,689
Loans and Obligations	10,323	22,207
Taxes and contributions payable	16,110	19,292
Total current liabilities	99,983	126,345

Non-current liabilities
Accounts payable	–	–
Leases	58,144	54,085
Labor and social security obligations	3,120	2,906
Loans and Obligations	158,908	158,206
Deferred taxes	9,720	7,423
Retirement plans liabilities		13,401
	229,892	236,021

Total liabilities	329,875	362,366

Equity
Share capital	15	15
Additional paid-in capital	1,382,038	1,379,255
Treasury shares	(132,966)	(154,247)
Retained Earnings	65,032	113,122
Other reserves	25,186	25,556
	1,339,305	1,363,701

Non-controlling interests in the equity of subsidiaries	2,982	2,793

Total equity	1,342,287	1,366,494

Total liabilities and equity	1,672,162	1,728,860

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i Adjusted Distributable Earnings is calculated as Distributable Earnings less non-operational expenses.

ii Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.

iii FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last two quarters.

iv Other financial expenses include the interest related to Vinci SPS’ acquisition.

v Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.

vi Non-operational expenses are composed by expenses related to professional services to matters related to acquisitions and our international corporate organization.

vii Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year-to-date values are calculated as the sum of the last two quarters.

viii Net revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ix FRE Margin is calculated as FRE over total net management and advisory fees.

x “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.

xi Segment Distributable Earnings is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Markets, Liquid Strategies, Investment Products and Solutions, Retirement Services and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

xii Adjusted DE Margin is calculated as adjusted DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.

xiii “Total compensation and benefits” are the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance-based compensation.

xiv “Other Items” comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to acquisitions.

xv “Contingent consideration adjustment related to acquisitions”, after-tax, reflects the change in the earn out’s fair value to be paid in 2027. On June 30, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value. The variation was recognized as a loss in the financial result.

xvi “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xvii “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xviii “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xix “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xx “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment.

xxi “Leasing expenses” include costs from the company’s sub-leasing activities.

xxii “Share Based Plan” is the composition of two benefit programs: SOP (Stok Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxiii Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries is taxed based on deemed profit.

xxiv AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xxv NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

xxvi CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxvii Atlas strategy comprises Atlas FIC FIM and Atlas Institucional FIC FIM.

xxviii IPCA is a broad consumer price index measured by the IBGE.

xxix IMAB is composed by government bonds indexed to IPCA. IMAB 5 also comprises government bonds indexed to IPCA but only the one´s with up to 5 Years duration.

xxx Mosaico strategy comprises Vinci Mosaico FIA, Vinci Mosaico Institucional FIA and Vinci Mosaico Advisory FIA.

xxxi IBOV is the Brazilian stock market most relevant index.

xxxii Equilibrio Strategy comprises IP&S Family of pension plans.

xxxiii IFIX is an index composed by listed REITs in the brazilian stock exchange.

xxxiv If IMAB 5 Average is: a) less or equal to 2%, X=3% per year; b) between 2%-4%, X= Average IMAB 5+1% per year; c) Between 4%-5%, X=5% per year; d) greater or equal to 5%, X= IMAB 5 Average.

xxxv Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxxvi “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxvii “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxxviii Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 1Q’23, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxix Track record for VIR strategy is presented as of 1Q’23, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xl Track record for Vinci SPS strategy is presented as of 2Q’23.

xli Track record for FIP Infra is presented as of 1Q’23.

xlii Track record for VIAS is presented as of 1Q’23.

xliii Track record for VICC is presented as of 1Q’23.

xliv Track record for VFDL is presented as of 2Q’23.

xlv Track record for Vinci Credit Infra is presented as of 2Q’23.

xlvi US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 4.9245 as of August 08, 2023, when dividends were approved by our Board of Directors.

xlvii Per Share calculations are based on end of period Participating Common Shares.

xlviii Actual dividends per common share are calculated considering the share count as of the applicable record date.

xlix As of June 30, 2023, Public Float was comprised of 12,809,281 Class A common shares.

l The remaining capital committed in FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

liThe remaining capital committed in FIP Infra Transmissão will not be called by the fund, which is already in divestment period.

lii Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

RIO DE JANEIRO

55 21 2159 6000

Av. Bartolomeu Mitre, 336

Leblon - 22431-002

SÃO PAULO

55 11 3572 3700

Av. Brigadeiro Faria Lima, 2.277 – 14º andar

Jardim Paulistano - 01452-000

55 11 3230 2541 | Vinci SPS

Rua Iguatemi, 448 – CJ 601

Itaim Bibi - 01451-010

55 16 2101 4641 | Ribeirão Preto

Av. Presidente Vargas, 2.121 – Sala 106

Jardim América - 14020-260

RECIFE

55 81 3204 6811

Av. República do Líbano, 251 - Sala 301 - Torre A

Pina - 51110-160

NEW YORK

1 646 559 8000

780 Third Avenue, 25th Floor

10017

RIO DE JANEIRO

55 21 2159 6000

Av. Bartolomeu Mitre, 336

Leblon - 22431-002

SÃO PAULO

55 11 3572 3700

Av. Brigadeiro Faria Lima, 2.277 – 14º andar

Jardim Paulistano - 01452-000

55 11 3230 2541 | Vinci SPS

Rua Iguatemi, 448 – CJ 601

Itaim Bibi - 01451-010

55 16 2101 4641 | Ribeirão Preto

Av. Presidente Vargas, 2.121 – Sala 106

Jardim América - 14020-260

RECIFE

55 81 3204 6811

Av. República do Líbano, 251 - Sala 301 - Torre A

Pina - 51110-160

NOVA YORK

1 646 559 8000

780 Third Avenue, 25th Floor

10017